COMMUNICATIONS EXCELLENCE DENTSU

02060899

File No. 82-5241

November 27, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
DEC 9 . 2002
1086

Re: Dentsu Inc. - 12g3-2(b) exemption

SUPPL

Dear Sir/Madam,

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby submit to the Securities and Exchange Commission the following information required by Rule 12g3-2(b):

1. Press Release 'Dentsu Announces Acquisition of Public Shares' (September 25, 2002)

2. Press Release 'Dentsu Announces Amendment to Forecast of Business Results' (September 26, 2002)

3. Announcement on Sale of Existing Shares (October 8, 2002)

4. Announcement on Determination of Offer Price etc. (October 28, 2002)

5. Dentsu Reports Interim Financial Results For Fiscal Year Ending March 31, 2003 (November 15, 2002)

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

--- Cont'd ---

If you have further queries or requests for additional information, please feel free to contact Seiichiro Hayata at seiichiro.hayata@dentsu.co.jp (email), 011-81-3-6216-8015 (telephone) or 011-81-3-6217-5673 (facsimile).

Yours faithfully,

T. Hirose

Toru Hirose
Director
Investor Relations Division
Dentsu Inc.

Enclosures

DENTSU NEWS

DENTSU INC. CORPORATE COMMUNICATIONS DIVISION

TOKYO HEAD OFFICE, 1-11, TSUKIJI, CHUO-KU, TOKYO 104-8426 TEL. (03) 5551-5923 FAX. (03) 5551-2013 URL: http://www.dentsu.com

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
E-mail: t.hotta@dentsu.co.jp

FOR IMMEDIATE RELEASE
September 25, 2002

Dentsu Announces Acquisition of Publicis Shares

As reported in the announcement of March 7, 2002, Bcom3 Group, Inc. ("Bcom3"), a U.S. advertising company with which Dentsu Inc. (President: Tateo Mataki; Head Office: Tokyo; Capital: ¥58,967.1 million) has maintained capital and business relationships, merged with Publicis Groupe S.A. ("Publicis"), a leading communications group in Europe, on September 24, 2002, U.S. time. In connection with this merger, Dentsu has acquired 15% of the total voting rights attached to Publicis' shares, and Publicis has become one of the Company's affiliates accounted for by the equity method.

For the purpose of acquiring Publicis shares, Dentsu made an additional equity investment of approximately U.S.$499 million in Bcom3, whereupon the shares held by the Company in Bcom3 were exchanged for Publicis shares, ORA (obligations redeemable in Publicis shares) and OBSA (notes with warrants to purchase Publicis shares).

For accounting purposes, Dentsu is deemed in the above transaction to have sold Bcom3 shares held by it to Publicis and, as a result, the Company will realize a gain on the sale of Bcom3 shares as extraordinary income during the first half of the current fiscal year. On a non-consolidated basis, such extraordinary income will amount to approximately ¥35.6 billion (at an exchange rate of ¥120.74 = EUR 1, September 24, 2002), and income before income taxes for the same period will accordingly increase by

Outline of Publicis

• Corporate Name:	Publicis Groupe S.A.
• Representative:	Maurice Lévy
• Headquarters:	Paris, France
• Year of Incorporation:	1926
• Principal Business:	Advertising
• End of Fiscal Year:	December
• Number of Employees:	Approximately 20,000 on a consolidated basis
• Paid-in Capital:	EUR 56 million (at December 31, 2001)
• Number of Shares Acquired by the Company:	28,691,075 shares
• Percentage of Voting Rights Held by the Company:	15%

Note: All financial information presented in this announcement is given in accordance with accounting principles generally accepted in Japan.

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COMMUNICATIONS EXCELLENCE DENTSU

DENTSU NEWS

DENTSU INC. CORPORATE COMMUNICATIONS DIVISION

TOKYO HEAD OFFICE, 1-11, TSUKIJI, CHUO-KU, TOKYO 104-8426 TEL. (03) 5551-5923 FAX. (03) 5551-2013 URL: http://www.dentsu.com

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
E-mail: t.hotta@dentsu.co.jp

FOR IMMEDIATE RELEASE
September 26, 2002

Dentsu Announces Amendment to Forecast of Business Results

Taking into consideration such factors as the impact of the acquisition of Publicis shares, Dentsu Inc. (President: Tateo Mataki; Head Office: Tokyo; Capital: ¥58,967.1 million) announced today that the forecast of the business results released at the time of the announcement of results of operations on May 15, 2002 is hereby amended as follows:

1. Amendment to Forecast of Consolidated Business Results

(1) First Half of the Year Ending March 31, 2003 (from April 1, 2002 to September 30, 2002)

(Unit: millions of yen)

	First half of the year ending March 31, 2003				Actual results for the first half of the year ended March 31, 2002
	Amended forecast	Previously announced forecast	Amount of increase/ decrease	Percentage of increase/ decrease (%)	
Net Sales (Billings)	837,607	868,935	(31,328)	(3.6)	909,055
Ordinary Profit	20,909	19,384	1,525	7.9	31,280
Net Income	28,442	7,189	21,253	295.6	15,913

(2) Year Ending March 31, 2003 (from April 1, 2002 to March 31, 2003)

(Unit: millions of yen)

	Year ending March 31, 2003				Actual results for the year ended March 31, 2002
	Amended forecast	Previously announced forecast	Amount of increase/ decrease	Percentage of increase/ decrease (%)	
Net Sales (Billings)	1,692,132	1,735,531	(43,399)	(2.5)	1,789,432
Ordinary Profit	41,241	46,801	(5,560)	(11.9)	59,705
Net Income	28,467	13,199	15,268	115.7	27,457

2. Amendment to Forecast of Non-Consolidated Business Results

(1) First Half of the Year Ending March 31, 2003 (from April 1, 2002 to September 30, 2002)

(Unit: millions of yen)

	First half of the year ending March 31, 2003				Actual results for the first half of the year ended March 31, 2002
	Amended forecast	Previously announced forecast	Amount of increase/ decrease	Percentage of increase/ decrease (%)	
Net Sales (Billings)	676,187	694,103	(17,916)	(2.6)	729,872
Ordinary Profit	19,546	15,966	3,580	22.4	24,890
Net Income	26,619	7,760	18,859	243.0	14,118

(2) Year Ending March 31, 2003 (from April 1, 2002 to March 31, 2003)

(Unit: millions of yen)

	Year ending March 31, 2003				Actual results for the year ended March 31, 2002
	Amended forecast	Previously announced forecast	Amount of increase/ decrease	Percentage of increase/ decrease (%)	
Net Sales (Billings)	1,330,000	1,400,000	(70,000)	(5.0)	1,433,300
Ordinary Profit	33,639	33,661	(22)	(0.1)	46,184
Net Income	24,839	10,456	14,383	137.6	23,072

3. Reasons for Amendment to Forecast of Business Results

Dentsu's billings for the first half of the current fiscal year are expected to be lower than its initial forecast due to the stagnant condition of certain industries, such as the information and communications industry and the financial and insurance services industry, which significantly contributed to Dentsu's billings during the previous fiscal year. However, ordinary profit (*keijo rieki*) is expected to be higher than its initial forecast, because the profits from business relating to the 2002 FIFA World Cup exceeded the initial forecast. It is further expected that gain on the sale of Bcom3 Group, Inc. ("Bcom3") shares in the amount of approximately ¥35.6 billion will arise as extraordinary income, as described in 4. below, while loss on revaluation of investment securities in the amount of approximately ¥2.1 billion (approximately ¥5.6 billion on a non-consolidated basis, including revaluation loss on stocks of certain consolidated subsidiaries) will arise as extraordinary loss. In addition, the expenses relating to the employee early retirement program will be higher than the initial forecast by approximately ¥1.5 billion.

The forecast of Dentsu's business results for the full fiscal year ending March 31, 2003 is amended, as presented above, due to Dentsu's expectation of continued severe conditions in the advertising market during the second half of the current fiscal year.

4. Impact of Acquisition of Publicis Shares

As reported in the announcement of September 25, 2002 entitled "Acquisition of Publicis Shares," Bcom3, a U.S. advertising company with which Dentsu has maintained capital and business relationships, merged with Publicis Groupe S.A. ("Publicis"), a French communications group, on September 24, 2002, U.S. time. In connection with this merger, Dentsu has acquired 15% of the total voting rights attached to Publicis' shares, and Publicis has become one of Dentsu's affiliates accounted for by the equity method in accordance with accounting principles generally accepted in Japan. In connection with this transaction, the Bcom3 shares held by Dentsu were exchanged for Publicis shares and other securities, but this exchange is deemed to constitute a sale for Japanese accounting purposes. As the sale price of the Bcom3 shares so deemed to be sold to Publicis exceeds the acquisition cost thereof, a gain on the sale of the Bcom3 shares will be realized, as presented above.

Further, the acquisition cost of the Publicis shares is EUR30.5 per share, but Dentsu is currently subject to unrealized loss on the Publicis shares held by it due to their depressed market price and, depending upon their future market price, it may be necessary for Dentsu to realize devaluation losses on such shares. Their market price on September 25 was EUR16.83 per share.

The amount of the impact of this transaction on the equity in income/loss of affiliates for the current fiscal year will be determined at the end of this fiscal year and, consequently, is not reflected in the above forecast.

Note Concerning Descriptions of Future Events:

This announcement includes descriptions made on the basis of Dentsu's current expectations, estimates and projections. These descriptions of future events contain known and unknown risks, uncertainty and other factors that may cause Dentsu's actual financial and operational conditions to differ materially from those expressed or implied in these descriptions of future events.

Note: All financial information presented in this announcement is given in accordance with accounting principles generally accepted in Japan.

# # # # #

October 8, 2002

To All Concerned Persons

DENTSU INC.
Tateo Mataki,
President and Representative Director:
Code No.: 4324
(Tokyo Stock Exchange (First Section))
Attn.: Miki Iidaka
Manager of Accounting Division
Tel.: (03) 5551-5384

Announcement on Sale of Existing Shares

Dentsu Inc. (the "Company") has resolved as follows at a meeting of its Board of Directors held on October 8, 2002 in connection with the offering and sale of its shares:

(1) Number of shares to be offered and sold: 145,000 shares of common stock of the Company (the "Shares")

It is anticipated that 95,700 Shares will be offered and sold in Japan and 49,300 Shares outside Japan. The size of the offering and sale in and outside Japan will be determined on the Offer Price Determination Date (as set forth in paragraph (2) below) taking into consideration market demand and other conditions.

(2) Offer Price: To be determined on any date from Monday, October 28, 2002 through Wednesday, October 30, 2002 (the "Offer Price Determination Date").

(3) Selling shareholders and number of shares to be sold:

(a) Offering in Japan:	Kyodo News	50,700 Shares
	Jiji Press Ltd.	26,000 Shares
	Mitsubishi Trust and Banking Corporation	9,000 Shares
	UFJ Trust Bank Limited	5,000 Shares
	UFJ Bank Limited	3,000 Shares
	The Bank of Tokyo-Mitsubishi, Ltd.	2,000 Shares
(b) Offering outside Japan:	Kyodo News	49,300 Shares

(4) Offering of the shares: The Shares will be offered in and outside Japan.

Nomura Securities Co., Ltd. and Nomura International plc will act as the global coordinator, and Merrill Lynch Japan Securities Co., Ltd. will act as the co-global coordinator.

(a) Offering in Japan: Offering in Japan.

All the Shares to be offered in Japan will be underwritten by Nomura Securities Co., Ltd., Merrill Lynch Japan Securities Co., Ltd., Mizuho Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd., UFJ Tsubasa Securities Co., Ltd., Mitsubishi Securities Co., Ltd., Mito Securities Co., Ltd., Shinko Securities Co., Ltd., Okasan Securities Co., Ltd., Meiko National Securities Co., Ltd.,

Sakura Friend Securities Co., Ltd., Maruhiro Daika Securities Co., Ltd., Marusan Securities, Co., Ltd., Cosmo Securities Co., Ltd., E*TRADE Securities Co., Ltd., Monex, Inc. and Tokai Tokyo Securities Co., Ltd.

- Offering period: Expected to be the period from the business day immediately following the Offer Price Determination Date through the 3rd business day following the Offer Price Determination Date, and to be finally determined on the Offer Price Determination Date.

- Unit of offering: 1 Share

- Subscription money: Same as the Offer Price per Share

- Delivery Date: Expected to be the 5th business day following the Offer Price Determination Date, and to be finally determined on the Offer Price Determination Date.

(b) Offering outside Japan: Offering in the international market (especially in Europe; in the United States, offering only to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act of 1933, as amended).

All the Shares to be offered outside Japan will be underwritten by the international managers. Nomura International plc and Merrill Lynch International are the international joint lead managers in the offering outside Japan.

No commission will be payable by the selling shareholders. The difference between the amount of the Offer Price and the Purchase Price (the amount to be paid by the above-mentioned underwriters to the selling shareholders) will be distributed among the underwriters.

In the event the offering in Japan is cancelled, the offering outside Japan shall be also cancelled, and *vice versa.*

(5) Yutaka Narita, Representative Director and Chairman of the Board, shall be entitled to approve the Offer Price Determination Date, the size of the offering and sale in and outside Japan, Offer Price, Purchase Price and other terms necessary for this offering.

<Referential Information>

- Purpose of this offering:

The purpose of this offering is to enhance the liquidity of the Company's shares.

Notice:	This document is a press release with respect to the offering and sale of existing shares of the Company. Accordingly, this document is not intended to constitute a solicitation to investors. Investment decisions are the sole responsibility of investors, who should carefully review the Registration Prospectus and the Amendment thereto prepared by the Company. This press release is not an offer to sell or a solicitation of any offer to buy the securities of Dentsu Inc. (the "Company") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

October 28, 2002

To All Concerned Persons

DENTSU INC.
Tateo Mataki,
President and Representative Director:
Code No.: 4324
(Tokyo Stock Exchange (First Section))
Attn.: Yoshiki Iitaka
Manager of Accounting Division
Tel.: (03) 5551-5384

Announcement on Determination of Offer Price etc.

We hereby announce that Dentsu Inc. (the "Company") has determined the offer price and other terms and conditions which were undetermined in connection with the offering and sale of the shares of the Company resolved at a meeting of the Company's Board of Directors held on October 8, 2002.

(1) Number of shares to be offered and sold:	145,000 shares of common stock of the Company (the "Shares") (Number of shares to be offered and sold in Japan: 87,000 Shares) (Number of shares to be offered and sold outside Japan: 58,000 Shares)
(2) Offer price:	¥403,760 per Share (the "Offer Price")
(3) Aggregate amount of offer price:	¥58,545,200,000
(4) Purchase price:	¥387,280 per Share (the "Purchase Price")
(5) Aggregate amount of purchase price:	¥56,155,600,000
(6) Offering period (in Japan):	From October 29, 2002 through October 31, 2002

(7) Delivery date: November 5, 2002

(Note) The underwriters will underwrite the Shares at the Purchase Price and offer them at the Offer Price.

<Referential Information>

Calculation of offer price:

Calculation date and the stock price as of such date: October 28, 2002 ¥412,000

Rate of discount: 2.00%

Notice:	This document is a press release with respect to the offering and sale of existing shares of the Company. Accordingly, this document is not intended to constitute a solicitation to investors. Investment decisions are the sole responsibility of investors, who should carefully review the Registration Prospectus and the Amendment thereto prepared by the Company. This press release is not an offer to sell or a solicitation of any offer to buy the securities of Dentsu Inc. (the "Company") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

COMMUNICATIONS EXCELLENCE DENTSU

DENTSU NEWS

DENTSU INC. CORPORATE COMMUNICATIONS DIVISION

TOKYO HEAD OFFICE, 1-8-1, HIGASHI-SHIMBASHI, MINATO-KU, TOKYO 105-7001 TEL. (03) 6216-8042 FAX. (03) 6217-5516 URL: http://www.dentsu.com

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
E-mail: t.hotta@dentsu.co.jp

FOR IMMEDIATE RELEASE

November 15, 2002

Dentsu Reports Interim Financial Results For Fiscal Year Ending March 31, 2003

— Consolidated Billings (Net Sales) of ¥835.8 Billion, Ordinary Income of ¥23.4 Billion and Net Income of ¥29.0 Billion for the April–September Interim Period —

Dentsu Inc. (President: Tateo Mataki; Head Office: Tokyo; Capital: ¥58,967.1 million) held a meeting of the Board of Directors on November 15 at its Tokyo Tsukiji Office to close the accounts for the half-year period for April 1, 2002 through September 30, 2002 of its fiscal year ending March 31, 2003 and finalize the consolidated and non-consolidated interim financial results for that period.

The Japanese economy during the interim term under review was subjected to a number of difficult challenges, including the possibility of a simultaneous worldwide recession triggered by the dwindling U.S. economy, and the deflation-induced recession and uncertainty over financial institutions on the domestic front. Together with the floundering stock market, these elements prevented the economy from taking a full path to recovery. Although buoyed by positive contributions from the FIFA World Cup 2002® (May 31 through June 30), the advertising industry had to maneuver through a difficult environment impacted severely by the underlying economic malaise, which prompted advertisers to shrink their advertising budgets.

Despite this operating environment, Dentsu posted consolidated billings of

¥835.8 billion, a decline of 8.1% year on year; gross profit of ¥140.2 billion, a 4.0% decline; operating income of ¥23.6 billion, a 23.4% decline; ordinary income of ¥23.4 billion, a 24.9% decline; and net income of ¥29.0 billion, an 82.5% increase, as a result of continued, active sales efforts and efficient operations. Non-consolidated interim results for Dentsu showed billings of ¥681.7 billion, a year-on-year decline of 6.6%; gross profit of ¥101.6 billion, a 3.4% decline; operating income of ¥21.3 billion, a 7.8% decline; ordinary income of ¥22.1 billion, an 11.0% decline; and net income of ¥28.0 billion, a 98.3% increase for the period.

Non-consolidated results achieved by Dentsu affect the consolidated performance to a substantial degree, as a large percentage of the consolidated results are derived from it. The jump in consolidated interim net income is attributable to extraordinary profit amounting to ¥35.6 billion, which was derived from the sale of shares in conjunction with the acquisition of Publicis Groupe S.A. shares.

The Japanese economy is expected to remain weak, and advertising expenditures are unlikely to grow significantly. In addition, there is a one-time charge in connection with the transfer of the Head Office upon the completion of the new building in Shiodome, Tokyo, in November. Under these circumstances, the Dentsu Group plans to increase its performance through enhanced sales efforts, business expansion and cost control measures.

For these reasons, Dentsu forecasts that consolidated income for the full fiscal year will slightly exceed the revised forecast it announced on September 26, 2002. Dentsu now expects to post consolidated billings of ¥1,690.3 billion, a decline of 5.5% year on year; ordinary income of ¥43.8 billion, a 26.6% decline; and net income of ¥29.0 billion, a 5.8% increase. On a non-consolidated basis, Dentsu also expects its full fiscal-year results will surpass the September 26 revisions, forecasting ¥1,335.5 billion in billings, a 6.8% decline year on year; ¥36.2 billion in ordinary income, a 21.5% decline; and ¥26.2 billion in net income, a 13.7% increase, in the fiscal year ending March 31, 2003.

(2) Income Statement Summary

(Millions of yen; percent)

Item	First-Half FY 2002	Consolidated results/ non-consolidated results (times)	First-Half FY 2001	Rate of increase (△ indicates decrease)
Net sales (billings)	835,803	1.23	909,055	△8.1
Gross profit	140,259	1.38	146,068	△4.0
Operating income	23,677	1.11	30,895	△ 23.4
Non-operating revenues	1,967	0.80	3,215	△38.8
Non-operating expenses	2,160	1.29	2,830	△23.7
Ordinary income	23,484	1.06	31,280	△24.9
Extraordinary profit	36,770	1.03	232	—
Extraordinary loss	6,154	0.74	965	—
Income before income taxes	54,099	1.09	30,547	77.1
Net income	29,037	1.04	15,913	82.5

(3) Breakdown of First-Half FY 2002 Consolidated Cash Flow Statement Summary

(Millions of yen; △ indicates decrease)

	First-Half FY 2002	First-Half FY 2001
Cash flows provided by operating activities	28,280	963
Cash flows used in investing activities	△69,267	△30,540
Cash flows provided by financing activities	45,772	1,577
Effect of exchange rate changes on cash and cash equivalents	△1,011	406
Net increase (decrease) in cash and cash equivalents	3,774	△27,592
Cash and cash equivalents at beginning of year	67,690	93,791
Increase in cash and cash equivalents from newly consolidated affiliates	2,233	2,360
Increase in cash and cash equivalents by merger and acquisition	—	331
Cash and cash equivalents at end of year	73,698	68,890

(2) Income Statement Summary

(Millions of yen; percent)

Item	First-Half FY 2002	First-Half FY 2001	Rate of increase (△ indicates decrease)
Net sales (billings)	681,715	729,872	△6.6
Gross profit	101,653	105,282	△3.4
Operating income	21,360	23,164	△7.8
Non-operating revenues	2,469	4,259	△42.0
Non-operating expenses	1,674	2,533	△33.9
Ordinary income	22,155	24,890	△11.0
Extraordinary profit	35,667	58	—
Extraordinary loss	8,335	563	—
Income before income taxes	49,487	24,385	102.9
Net income	28,003	14,118	98.3

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